                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 11-K


                                 ANNUAL REPORT
                        PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(MARK ONE)
    [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED].
                     For the fiscal year ended:  December 31, 1995

                                       OR

    [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].
                     For the transition period from          to
                                                    --------    --------


                        Commission file number:  1-5517
                                                 ------

             A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                                        Scientific-Atlanta, Inc.
                                        Voluntary Employee Retirement and
                                        Investment Plan and Trust

               B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                                        Scientific-Atlanta, Inc.
                                        One Technology Parkway, South
                                        Norcross, Georgia 30092.

                              REQUIRED INFORMATION

EXHIBITS


         The following exhibit is filed as part of this report:

         EX-23       Consent of Arthur Andersen LLP.


                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                              Scientific-Atlanta, Inc.
                                              Voluntary Employee Retirement
                                              and Investment Plan and Trust


Date:  June 25, 1996                          By:     Scientific-Atlanta, Inc.
                                                      Employee Benefit Committee



                                              By:     /s/ Brian C. Koenig
                                                      -------------------
                                              Name:   Brian C. Koenig
                                              Title:  Senior Vice President,
                                                      Human Resources

                            SCIENTIFIC-ATLANTA, INC.

                         VOLUNTARY EMPLOYEE RETIREMENT

                         AND INVESTMENT PLAN AND TRUST


                       FINANCIAL STATEMENTS AND SCHEDULES

                        AS OF DECEMBER 31, 1995 AND 1994

                                 TOGETHER WITH

                                AUDITORS' REPORT

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                           DECEMBER 31, 1995 AND 1994
                               TABLE OF CONTENTS

          -----------------------------------------------------------

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

FINANCIAL STATEMENTS:

         Statements of Net Assets Available for Plan Benefits, December 31, 1995 and 1994

         Statement of Changes in Net Assets Available for Plan Benefits for the Year Ended December 31, 1995

NOTES TO FINANCIAL STATEMENTS AND SCHEDULES

SUPPLEMENTAL SCHEDULES:

         Schedule
          Number
          ------

         I. Item 27a - Schedule of Assets Held for Investment Purposes, December 31, 1995

         II. Item 27d - Schedule of Reportable Transactions for the Year Ended December 31, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Employee Benefit Committee of the
Scientific-Atlanta, Inc.
Voluntary Employee Retirement
and Investment Plan and Trust:


We have audited the accompanying statements of net assets available for plan benefits of the SCIENTIFIC-ATLANTA, INC. VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST as of December 31, 1995 and 1994, and the related statement of changes in net assets available for plan benefits for the year ended December 31, 1995. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust as of December 31, 1995 and 1994, and the changes in its net assets available for plan benefits for the year ended December 31, 1995, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held for investment purposes and reportable transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The fund information in the statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to present the changes in net assets available for plan benefits of each fund. The supplemental schedules and fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



ARTHUR ANDERSEN LLP
Atlanta, Georgia
June 10, 1996

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                           DECEMBER 31, 1995 AND 1994

          -----------------------------------------------------------


                                                                                          1995              1994
                                                                                       -----------      -----------
ASSETS:

    PARTICIPANT DIRECTED INVESTMENTS, AT MARKET VALUE (NOTES 1 & 2)
         FIDELITY RETIREMENT MONEY MARKET FUND                                         $ 9,764,728      $ 8,855,296
         FIDELITY INTERMEDIATE BOND FUND                                                 6,407,083        5,664,040
         FIDELITY EQUITY INCOME FUND                                                    16,657,805       12,336,325
         FIDELITY U.S. EQUITY INDEX FUND                                                 5,187,095        2,601,057
         FIDELITY MAGELLAN FUND                                                         21,792,084       14,418,451
         FIDELITY PURITAN FUND                                                             178,526               --
         FIDELITY OVERSEAS FUND                                                            178,456               --
         FIDELITY LOW-PRICED STOCK FUND                                                    477,076               --
         FIDELITY SCIENTIFIC-ATLANTA COMMON STOCK FUND                                  28,885,142       26,340,024
                                                                                        ----------       ----------
             TOTAL ASSETS                                                               89,527,995       70,215,193

LIABILITIES                                                                                     --               --

NET ASSETS AVAILABLE FOR PLAN BENEFITS                                                 $89,527,995      $70,215,193
                                                                                        ==========       ==========





       The accompanying notes are an integral part of these statements.

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

          -----------------------------------------------------------



                                                                     PARTICIPANT DIRECTED INVESTMENTS
                                            ----------------------------------------------------------------------------------
                                               RETIREMENT       INTER-
                                                 MONEY         MEDIATE            EQUITY        U.S. EQUITY
                                                 MARKET          BOND             INCOME           INDEX            MAGELLAN
                                            --------------   --------------   --------------   --------------   --------------
 INVESTMENT INCOME:
 Net appreciation (depreciation) in fair
  value of investments                      $           --   $      344,057   $    3,053,947   $    1,100,786   $    4,335,486
 Dividends and interest                            555,980          385,326          965,911          119,659        1,249,132
                                            --------------   --------------   --------------   --------------   --------------
                                                   555,980          729,383        4,019,858        1,220,445        5,584,618
                                            --------------   --------------   --------------   --------------   --------------
 CONTRIBUTIONS:
   Participants                                  1,160,986          836,195        2,019,147          905,954        3,663,286
   Employer                                             --               --               --               --               --
   Rollover deposits                               227,357          165,504          367,091          292,278          659,443
                                            --------------   --------------   --------------   --------------   --------------
                                                 1,388,343        1,001,699        2,386,238        1,198,232        4,322,729
                                            --------------   --------------   --------------   --------------   --------------

      TOTAL ADDITIONS                            1,944,323        1,731,082        6,406,096        2,418,677        9,907,347

 PAYMENTS TO PARTICIPANTS                        (875,289)        (436,065)        (938,073)        (133,143)        (583,947)

 ADMINISTRATIVE EXPENSES                           (3,386)          (2,032)          (4,867)          (1,220)          (6,371)

 TRANSFERS IN (OUT)                                  1,579               --               --               --               --

 INTERFUND TRANSFERS                             (157,795)        (549,942)      (1,141,676)          301,724      (1,943,396)
                                            --------------   --------------   --------------   --------------   --------------

 NET INCREASE                                      909,432          743,043        4,321,480        2,586,038        7,373,633

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  BEGINNING OF YEAR                              8,855,296        5,664,040       12,336,325        2,601,057       14,418,451
                                            --------------   --------------   --------------   --------------   --------------

 NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                               $    9,764,728   $    6,407,083   $   16,657,805   $    5,187,095   $   21,792,084
                                             =============    =============    =============    =============    =============





        The accompanying notes are an integral part of this statement.

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
         STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
                      FOR THE YEAR ENDED DECEMBER 31, 1995

          -----------------------------------------------------------



                                                          PARTICIPANT DIRECTED INVESTMENTS
                                           -----------------------------------------------------------------
                                                                                                SCIENTIFIC-
                                                                                                  ATLANTA
                                                                              LOW-PRICED          COMMON             TOTAL
                                               PURITAN         OVERSEAS         STOCK             STOCK              1995
                                           --------------   --------------   --------------   --------------   --------------
INVESTMENT INCOME:
  Net appreciation (depreciation) in fair
    value of investments                   $        4,702   $       (3,890)  $      (10,128)  $   (6,245,955)  $    2,579,005
  Dividends and interest                            6,661            3,939           28,111               --        3,314,719
                                           --------------   --------------   --------------   --------------   --------------
                                                   11,363               49           17,983       (6,245,955)       5,893,724
                                           --------------   --------------   --------------   --------------   --------------

CONTRIBUTIONS:
  Participants                                     21,266           30,382           44,551        1,124,318        9,806,085
  Employer                                             --               --               --        5,453,157        5,453,157
  Rollover deposits                                34,921            9,549           55,056          334,717        2,145,916
                                           --------------   --------------   --------------   --------------   --------------
                                                   56,187           39,931           99,607        6,912,192       17,405,158
                                           --------------   --------------   --------------   --------------   --------------

    TOTAL ADDITIONS                                67,550           39,980          117,590          666,237       23,298,882

PAYMENTS TO PARTICIPANTS                           (5,177)          (5,126)              --         (952,739)      (3,929,559)

ADMINISTRATIVE EXPENSES                               (19)             (12)            (475)         (38,139)         (56,521)

TRANSFERS IN (OUT)                                     --               --               --           (1,579)              --

INTERFUND TRANSFERS                               116,172          143,614          359,961        2,871,338               --
                                           --------------   --------------   --------------   --------------   --------------

NET INCREASE                                      178,526          178,456          477,076        2,545,118       19,312,802

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  BEGINNING OF YEAR                                    --               --               --       26,340,024       70,215,193
                                           --------------   --------------   --------------   --------------   --------------

NET ASSETS AVAILABLE FOR PLAN BENEFITS,
  END OF YEAR                              $      178,526   $      178,456   $      477,076   $   28,885,142   $   89,527,995
                                           ==============   ==============   ==============   ==============   ==============





        The accompanying notes are an integral part of this statement.

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
                  NOTES TO FINANCIAL STATEMENTS AND SCHEDULES
                           DECEMBER 31, 1995 AND 1994

          -----------------------------------------------------------

1.  PLAN DESCRIPTION:

    Effective January 1, 1986, Scientific-Atlanta, Inc. (the "Company") established the Scientific-Atlanta, Inc. Voluntary Employee Retirement and Investment Plan and Trust (the "Plan"). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA").

    A description of the Plan provisions has been published in a Summary Plan Description available to all participants and beneficiaries.

    The following nine investment funds have been established by the Plan for investing participants' contributions. All investment elections are participant directed. Participants may change their investment elections daily. The Plan has specific guidelines and limitations as to the type of securities eligible for investment by each fund.

             Fidelity Retirement Money Market Fund - This is a fixed income fund invested in short-term securities with the objective of current income that is designed to provide investors with a return that reflects current short-term money market rates.

             Fidelity Intermediate Bond Fund - This is a fixed income fund invested in U.S. Treasury bonds or other government bonds, and corporate bonds with a fixed interest rate.

             Fidelity Equity Income Fund - This is a fund containing a variety of corporate securities, with more investment risk than the Bond Fund and Money Market Fund, with the objective of both current income and capital appreciation.

             Fidelity U.S. Equity Index Fund - This is a fund that invests primarily in the common stocks of the 500 companies included in the S&P 500 Index. The objective is for both current income and long-term capital appreciation.

             Fidelity Magellan Fund - This fund is invested in securities of large United States and foreign corporations as well as smaller, lesser known companies with the objective of long-term capital appreciation. This fund offers more overall investment risks than the other funds currently offered under the Plan.

             Fidelity Puritan Fund - This fund invests in a broad list of high-yielding securities among a variety of companies and industries. The fund's objective is to obtain as much income as possible, consistent with the preservation of capital. This investment option was made available to participants effective July 1, 1995.

             Fidelity Overseas Fund - This fund is invested in securities of issuers whose principal activities are outside the United States. The fund seeks long-term capital appreciation as its objective. This investment option was made available to participants effective July 1, 1995.

             Fidelity Low-Priced Stock Fund - This fund seeks long-term capital appreciation and invests mainly in equity securities that are considered by the fund's management to be low-priced at the time of purchase. This investment option was made available to participants effective July 1, 1995.

             Fidelity Scientific-Atlanta Common Stock Fund - This fund is invested primarily in Scientific-Atlanta common stock with the balance in short-term money market investments. The objective of this fund is to give employees the opportunity to become shareholders of the Company and to share in the Company's performance. Employees have the option to redirect the Company's matching contribution, which is made only to this fund, to the other Fidelity funds.


2.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      The financial statements are prepared on an accrual basis in accordance with generally accepted accounting principles. The preparation of the financial statements in conformity with generally accepted accounting principles requires the Plan's management to use estimates and assumptions that affect the accompanying financial statements and disclosures. Actual results could differ from these estimates.

      Realized gains and losses on investment transactions are determined for accounting purposes as of the settlement date on a moving average cost basis. Net realized and unrealized appreciation (depreciation) is recorded in the accompanying Statement of Changes In Net Assets Available for Plan Benefits as net appreciation (depreciation) in fair value of investments. Investments are stated at market value (based on quoted market prices) in the accompanying Statements of Net Assets Available for Plan Benefits.

3.    PLAN TERMINATION:

      Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

4.    TAX STATUS:

      The Internal Revenue Service has determined and informed the Company by a letter dated September 29, 1995, that the Plan was designed in accordance with applicable sections of the Internal Revenue Code ("IRC"). Additionally, the plan administrator believes that the Plan is currently being operated in compliance with the applicable requirements of the IRC. Therefore, the plan administrator believes that the Plan was qualified and the related trust was tax-exempt as of the financial statement date.

5.    PARTICIPATION:

      Employees of the Company are eligible to participate in the Plan if they
      (a) are regular full-time employees or regular part-time employees scheduled to work at least 20 hours a week, and (b) are at least 18 years of age. Eligibility begins immediately upon employment provided the above age and service requirements are met. This eligibility requirement complies with the provisions of ERISA.

      Participants may contribute to the Plan an amount ranging from 1/2% to 15% of their annual compensation. Individual accounts are maintained for each of the Plan's participants to reflect the participant's share of the Plan's income, the Company's contribution, and the participant's contribution. Allocations are based on participant account balances, as defined.

      The amount contributed to the Plan by the Company on behalf of a participant is equal to $1.00 for each dollar contributed by the participant up to 3% of the participant's annual compensation plus $.50 for each dollar of the participant's contribution between 3% and 6% of the participant's annual compensation. In addition, for any plan year, the Company's contribution on behalf of the participant to this Plan shall not exceed 4.5% of the participant's annual compensation for such plan year. The Company's matching contributions to the Plan are in the form of Scientific-Atlanta, Inc. common stock and are made only at the end of each quarter. Vesting is immediate for both the participant's contribution and the Company's matching contribution.

6.    TRUST AGREEMENT:

      At December 31, 1995, the Plan's assets were held by the Trustee of the Plan, Fidelity Management Trust Company. Company contributions are held and managed by the Trustee, which invests cash received, interest, and dividend income and makes distributions to participants. Certain administrative functions are performed by officers or employees of the Company or its subsidiaries and they act as the Plan Administrator. No such officer or employee receives compensation from the Plan. Administrative expenses such as trustee fees are paid by the Plan.

7.    SUBSEQUENT EVENT:

      The Pension Investment Committee of Scientific-Atlanta, Inc. has approved the addition of a loan provision to the Plan. It is anticipated that the amendment to the Plan will be effective July 1, 1996.

                                                                     SCHEDULE  I

                           SCIENTIFIC-ATLANTA, INC.
         VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
          ITEM 27a - SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                              DECEMBER 31, 1995

          -----------------------------------------------------------



    Identity of                                                          Face Amount                     Market
       Issue                  Investment Description                       or Shares      Cost           Value
- ----------------------        -----------------------                     ---------    -----------       ------
* Fidelity Investments       Retirement Money Market Fund                 9,764,728   $  9,764,728   $  9,764,728
* Fidelity Investments       Intermediate Bond Fund                         615,474      6,386,695      6,407,083
* Fidelity Investments       Equity Income Fund                             439,172     13,603,189     16,657,805
* Fidelity Investments       U.S. Equity Index Fund                         229,823      4,140,558      5,187,095
* Fidelity Investments       Magellan Fund                                  253,455     18,678,220     21,792,084
* Fidelity Investments       Puritan Fund                                    10,495        175,138        178,526
* Fidelity Investments       Overseas Fund                                    6,139        177,995        178,456
* Fidelity Investments       Low-Priced Stock Fund                           25,788        486,807        477,076
* Fidelity Investments       Scientific-Atlanta Common Stock Fund         3,122,718     24,638,724     28,885,142
                                                                                     -------------    -----------

                             Total Investments                                       $  78,052,054    $89,527,995
                                                                                     =============    ===========

* Indicates a party-in-interest.

        The accompanying notes are an integral part of this schedule.

                                                                    SCHEDULE  II

                            SCIENTIFIC-ATLANTA, INC.
          VOLUNTARY EMPLOYEE RETIREMENT AND INVESTMENT PLAN AND TRUST
               ITEM 27d - SCHEDULE OF REPORTABLE TRANSACTIONS (1)
                      FOR THE YEAR ENDED DECEMBER 31, 1995

          -----------------------------------------------------------


                                                             Purchases                   Sales, Maturities or Withdrawals
                                                     --------------------------  ------------------------------------------------
                                                                    Cost and                Proceeds and
                                                                  Current Value             Current Value
                                                                   of Asset on              of Asset on
Identity of                                           Number of    Transaction   Number of  Transaction     Cost of     Net Gain/
Party Involved               Description             Transactions      Date    Transactions     Date         Asset       (Loss)
- ---------------------    -------------------         ------------ ------------ ------------ ------------  ----------  ----------
 Fidelity Investments  Retirement Money Market Fund     233        $15,599,080    205     $14,689,648   $ 14,689,648   $       -

 Fidelity Investments  Intermediate Bond Fund           198          2,220,152    156       1,821,165      1,847,934     (26,769)

 Fidelity Investments  Equity Income Fund               230          6,510,008    188       5,242,474      4,758,668     483,806

 Fidelity Investments  U.S. Equity Index Fund           199          3,119,584    129       1,634,333      1,453,644     180,689

 Fidelity Investments  Magellan Fund                    239         10,799,731    194       7,761,583      6,910,924     850,659

 Fidelity Investments  Scientific-Atlanta Common        248         27,325,703    224      18,534,629     15,588,927   2,945,702
                       Stock Fund

(1) Represents individual transactions or a series of transactions in securities of the same issue or with a person in excess of 5% of the market value of the Plan's assets as of January 1, 1995.


        The accompanying notes are an integral part of this schedule.